Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,			Six months ended June 30, 2017
	2014	2015	2016
Net loss	$(57,513)	$(82,177)	$(95,817)	$(66,319)
Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(57,513)	$(82,177)	$(95,817)	$(66,319)

(1)	For the six months ended June 30, 2017 and years ended December 31, 2016, 2015 and 2014, earnings were not sufficient to cover fixed charges. Earnings consist of loss from continuing operations before income taxes, extraordinary items, cumulative effect of accounting changes, equity in net losses of affiliates and fixed charges, adjusted for capitalized interest. Fixed charges consist of interest expensed and capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness. Because of these deficiencies, the ratio information is not applicable for those periods.